Exhibit 3.6

ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
MIDWEST HOLDING INC.

The undersigned, Midwest Holding Inc., a corporation organized and existing under the laws of the State of Nebraska (the “Corporation”), in accordance with the provisions of Section 21-2,155 of the Nebraska Model Business Corporation Act (the “Act”) does hereby certify:

FIRST, that the name of the Corporation is Midwest Holding Inc.

SECOND, that the board of directors of the Corporation (the “Board”), in accordance with the Amended and Restated Articles of Incorporation of the Corporation and applicable law, duly adopted the following resolution on May 9, 2018, creating a series of One Million Five Hundred Thousand (1,500,000) shares of preferred stock of the Corporation designated as “Series C Preferred Stock”. Shareholder approval was not required by the Amended and Restated Articles of Incorporation or applicable law to adopt the following resolution.

RESOLVED, that pursuant to the provisions of the Amended and Restated Articles of Incorporation of the Corporation, as amended to date and by these Articles of Amendment (collectively, the “Articles”), and applicable law, a series of preferred stock, par value $0.001 per share, of the Corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

ARTICLE I
DESIGNATION AND NUMBER OF SHARES; RANK

A. Designation and Number. One Million Five Hundred Thousand (1,500,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated as “Series C Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

B. Rank.

1. Dividends. With respect to dividend rights, the Series C Preferred Stock will rank: (a) senior and prior to (i) the Voting Common Stock and Non-Voting Common Stock of the Corporation (collectively, the “Common Stock”), (ii) the Series A Preferred Stock and the Series B Preferred Stock of the Corporation (collectively, the “Existing Preferred Stock”), and (iii) all classes or series of other preferred stock that may be issued by the Corporation in the future, if any, the terms of which do not include any provisions designating the rank (collectively, the “Undesignated Preferred Stock”) with respect to dividends of such preferred stock; (b) on a parity with all classes or series of other preferred stock issued by the Corporation in the future, if any, the terms of which specifically provide that such shares rank on a parity with the Series C Preferred Stock with respect to dividend rights; and (c) junior to all classes or series of other preferred stock that may be issued by the Corporation in the future, if any, the terms of which specifically provide that such shares rank senior to the Series C Preferred Stock with respect to dividend rights.

2. Liquidation, Etc. With respect to rights upon liquidation, dissolution or winding up of the Corporation, the Series C Preferred Stock will rank: (a) senior and prior to (i) the Common Stock, (ii) the Existing Preferred Stock, and (iii) any Undesignated Preferred Stock the terms of which do not include any provisions designating the rank with respect to rights upon liquidation, dissolution or winding up; (b) senior and prior to all classes or series of other preferred stock that may be issued by the Corporation in the future, if any, the terms of which specifically provide that such shares rank junior to the Series C Preferred Stock with respect to rights upon liquidation, dissolution or winding up (the “Junior Preferred Stock”); (c) on a parity with all classes or series of other preferred stock that may be issued by the Corporation in the future, if any, the terms of which specifically provide that such shares rank on a parity with the Series C Preferred Stock with respect to rights upon liquidation, dissolution or winding up (the “Parity Preferred Stock”); (d) junior to all classes or series of other preferred stock that may be issued by the Corporation in the future, if any, the terms of which specifically provide that such shares rank senior to the Series C Preferred Stock with respect to rights upon liquidation, dissolution or winding up (the “Senior Preferred Stock”); and (e) junior to all existing and future indebtedness of the Corporation.

ARTICLE II
DIVIDENDS

A. Rate. Holders of Series C Preferred Stock shall receive on each share of issued and outstanding Series C Preferred Stock, to the extent funds are legally available for the payment of dividends under Nebraska law, dividends with respect to each Dividend Period (as defined below) at a per annum rate of eight percent (8%) of the Series C Liquidation Preference (as defined below) per share of Series C Preferred Stock (the “Accruing Dividends”). Such Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that, except as set forth upon liquidation, dissolution or winding up in Article III(A) and upon redemption in Article IV(A), such Accruing Dividends shall be payable as provided below only when, as, and if declared by the Board, such that, if the Board does not declare and pay all or any portion of the Accruing Dividends, any accrued but unpaid Accruing Dividends shall continue to accrue and remain an obligation of the Corporation. Such Accruing Dividends shall begin to accrue from June 28, 2018 (the “Original Series C Issue Date”) and shall be payable in arrears in cash semiannually (as provided below in this Article II) on each March 30th and September 30th (each, a “Dividend Payment Date”), commencing on September 30, 2018; provided, that if any such Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be the immediately succeeding Business Day; provided, further, that the amount of such payment of Accruing Dividends shall not be increased above the payment that would have been due if the Dividend Payment Date had occurred on a Business Day. Accruing Dividends payable on the Series C Preferred Stock in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve (12) 30-day months. The amount of Accruing Dividends payable on the Series C Preferred Stock on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve (12) 30-day months, and actual days elapsed over a 30-day month.

Accruing Dividends that are payable on the Series C Preferred Stock on any Dividend Payment Date will be payable to holders of record of Series C Preferred Stock as they appear on the stock register of the Corporation on the applicable record date, which shall be the 15th calendar day before such Dividend Payment Date (as originally scheduled) or such other record date fixed by the Board that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

Each dividend period (a “Dividend Period”) shall commence on and include a Dividend Payment Date, whether or not such day is a Business Day (other than an initial Dividend Period, which shall commence on and include the Original Series C Issue Date) and shall end on and include the calendar day next preceding the next Dividend Payment Date. Accruing Dividends payable in respect of a Dividend Period shall be payable in arrears on the first Dividend Payment Date after such Dividend Period. Holders of Series C Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series C Preferred Stock as specified in this Article II (subject to the other provisions of the Articles).

B. Priority of Dividends. So long as any share of Series C Preferred Stock remains outstanding, no dividend shall be declared or paid on the Common Stock, the Existing Preferred Stock or any other shares of Junior Preferred Stock (other than a dividend payable solely in any such stock), and no Common Stock or Junior Preferred Stock, including shares of the Existing Preferred Stock, shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of such stock for or into other shares of such stock, or the exchange or conversion of one share of such stock for or into another share of such stock during a Dividend Period), unless all accrued and unpaid Accruing Dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided above, dividends on such amount), on all outstanding shares of Series C Preferred Stock have been paid in full in cash, unless the holders of at least seventy-five percent (75%) of the outstanding shares of Series C Preferred Stock (the “Requisite Holders”) elect otherwise by written notice sent to the Corporation (or a sum sufficient for the payment thereof has been irrevocably set aside for the benefit of the holders of shares of Series C Preferred Stock on the applicable record date).

Subject to satisfaction of the foregoing and the other related provisions herein, such dividends (payable in cash, securities or other property) as may be determined by the Board may be declared and paid on any securities, including Common Stock, the Existing Preferred Stock and Junior Preferred Stock, from time to time out of any funds legally available for such payment, and the Series C Preferred Stock shall not be entitled to participate in any such dividends unless otherwise determined by the Board.

ARTICLE III
LIQUIDATION, DISSOLUTION OR WINDING UP

A. Series C Liquidation Preference. Except as provided in Article III(B) below, and subject to the liquidation preference of any Senior Preferred Stock, if any, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of Series C Preferred Stock are entitled to be paid out of the assets of the Corporation legally available for distribution a liquidation preference equal to the Series C Liquidation Preference, as defined below, before any distribution of assets is made to holders of Common Stock or any other class or series of Junior Preferred Stock, including, without limitation, the Existing Preferred Stock. The Corporation will promptly provide to the holders of Series C Preferred Stock written notice of any event triggering the right to receive such Series C Liquidation Preference. Except as provided in Article III(B) below, after payment of the full amount of the Series C Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, including the Accruing Dividends, the holders of Series C Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. “Series C Liquidation Preference” shall mean an amount equal to One Dollar ($1.00) per share of Series C Preferred Stock (as adjusted for any stock dividends payable in shares of Series C Preferred Stock and any combinations or splits with respect to such Series C Preferred Stock). Notwithstanding any other provisions in this Article III or elsewhere in this Articles of Amendment designating the Series C Preferred Stock, the liquidation preference payable to holders of any shares of Series C Preferred Stock shall include all accrued but unpaid Accruing Dividends then owing to such holders of the Series C Preferred Stock.

B. Exception to Series C Liquidation Preference. If, upon any liquidation, dissolution or winding up of the Corporation, including without limitation a Deemed Liquidation Event (as defined below) holders of Series C Preferred Stock would be entitled to receive more than the Series C Liquidation Preference (including any Accruing Dividends accrued but unpaid on the Series C Preferred Stock) if such Series C Preferred Stock had been converted in accordance with Article V below into Voting Common Stock immediately prior to such liquidation, dissolution or winding up, then (1) the Series C Liquidation Preference provided in Article III(A) shall not apply, and (2) the holders of Series C Preferred Stock shall participate in the distribution of assets of the Corporation as if such Series C Preferred Stock had been converted into Voting Common Stock.

C. Ratable Treatment; Parity Preferred Stock. If upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of Series C Preferred Stock shall be insufficient to pay in full the above described Series C Liquidation Preference, plus accrued but unpaid Accruing Dividends on such Series C Preferred Stock, and liquidating payments (including accrued but unpaid dividends) on any other class or series of Parity Preferred Stock, if any, then all such assets, or the proceeds thereof, shall be distributed among the holders of Series C Preferred Stock and any such other Parity Preferred Stock ratably in the same proportion as the respective amounts that would be payable on such Series C Preferred Stock and any such other Parity Preferred Stock if all amounts payable thereon were paid in full.

D. Common Stock. Upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of any Senior Preferred Stock, the Series C Preferred Stock, any Parity Preferred Stock and the Existing Preferred Stock, as applicable, the holders of Common Stock shall be entitled to receive any and all assets remaining to be paid or distributed.

E. Deemed Liquidation Events.

1. Each of the following events shall be considered a “Deemed Liquidation Event” unless the Requisite Holders elect otherwise by written notice sent to the Corporation at least thirty (30) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity interests that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity interests of (A) the surviving or resulting entity or (B) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity (provided that, for purposes of this Article III(E), all shares of Common Stock issuable upon exercise of options, warrants or convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares Common Stock are converted or exchanged); or

(b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2. The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the shareholders of the Corporation in such Deemed Liquidation Event shall be paid to the shareholders of the Corporation in accordance with this Article III.

3. In the event of a Deemed Liquidation Event, if the Corporation does not effect a dissolution of the Corporation within ninety (90) days after such Deemed Liquidation Event, then (a) the Corporation shall send a written notice to each holder of Series C Preferred Stock no later than the ninetieth day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of clause (b) immediately following this clause to require the redemption of such shares of Series C Preferred Stock, and (b) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold, as determined in good faith by the Board), together with any other assets of the Corporation available for distribution (the “Available Proceeds”), to the extent legally available therefor, on the one hundred fiftieth day after such Deemed Liquidation Event, to redeem all outstanding shares of Series C Preferred Stock at a price per share equal to the greater of (i) the Series C Liquidation Preference and (ii) the price determined in accordance with Article III(B). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding Series C Preferred Stock, the Corporation shall redeem a pro rata portion of each holder’s Series C Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the Series C Preferred Stock to be redeemed if the Available Proceeds were sufficient to redeem all such Series C Preferred Stock, and shall redeem the remaining shares of Series C Preferred Stock as soon as the Corporation has funds legally available therefor. The provisions of Article IV shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series C Preferred Stock pursuant hereto. Prior to the distribution or redemption provided for herein, the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

4. The amount deemed paid or distributed to the holders of Series C Preferred Stock upon any such merger, consolidation, sale, transfer, exclusive license, or other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board.

ARTICLE IV
REDEMPTION

A. Redemption Generally. Unless prohibited by Nebraska law governing distributions to shareholders, shares of Series C Preferred Stock shall be redeemed by the Corporation at a price equal to the greater of (1) the Series C Liquidation Preference per share, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, and (2) the Fair Market Value (determined in the manner set forth below) of a single share of Series C Preferred Stock as of the date of the Corporation’s receipt of the Redemption Request (as defined below) (the “Redemption Price”), in three (3) equal annual installments commencing not more than sixty (60) days after receipt by the Corporation at any time on or after June 28, 2025 from the Requisite Holders of written notice requesting redemption of all shares of Series C Preferred Stock (the “Redemption Request”). Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Nebraska law governing distributions to shareholders. For purposes of this Article IV(A), the Fair Market Value of a single share of Series C Preferred Stock shall be the value of a single share of Series C Preferred Stock as mutually agreed upon by the Corporation and the holders of a majority of the shares of Series C Preferred Stock then outstanding, and, in the event that they are unable to reach agreement, by a third-party appraiser agreed to by the Corporation and the holders of a majority of the shares of Series C Preferred Stock then outstanding. The date of each such installment provided in the Redemption Notice (as defined below) shall be referred to as a “Redemption Date”. On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Series C Preferred Stock owned by each holder, that number of outstanding shares of Series C Preferred Stock determined by dividing (a) the total number of shares of Series C Preferred Stock outstanding immediately prior to such Redemption Date by (b) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies). If on any Redemption Date Nebraska law governing distributions to shareholders prevents the Corporation from redeeming all shares of Series C Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

B. Redemption Notice. The Corporation shall send written notice of the mandatory redemption (the “Redemption Notice”) to each holder of record of Series C Preferred Stock not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

1. the number of shares of Series C Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

2. the Redemption Date and the Redemption Price; and

3. for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series C Preferred Stock to be redeemed.

C. Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Series C Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Article V, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series C Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series C Preferred Stock shall promptly be issued to such holder.

D. Interest. If any shares of Series C Preferred Stock are not redeemed for any reason on any Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to twelve percent (12%) (increased by one percent (1%) each month following the Redemption Date until the Redemption Price, and any interest thereon, is paid in full), with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the “Maximum Permitted Rate”), provided, further, that the Corporation shall take all such actions as may be necessary, including without limitation, making any applicable governmental filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law.

E. Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series C Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series C Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series C Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

F. Other Redemption. Except as provided in Article III(E), the Series C Preferred Stock shall not be redeemable at the option of the Corporation.

G. Redeemed or Otherwise Acquired Shares. Any shares of Series C Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series C Preferred Stock following redemption.

ARTICLE V
CONVERSION

A. Conversion Generally. Based on the initial Series C Conversion Price (as defined below), each one (1) share of Series C Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time after the Original Series C Issue Date, and without the payment of additional consideration by the holder thereof, at the principal executive office of the Corporation or any transfer agent for the Series C Preferred Stock, into 48.5696493333 shares of fully paid and non-assessable Voting Common Stock (the “Series C Conversion Rate”), such that, solely for the purposes of illustrating the operation of such terms of conversion, if 1,500,000 shares of Series C Preferred Stock were issued and outstanding as of the date hereof and were to be converted, such Series C Preferred Stock would be convertible into an aggregate of 72,854,474 shares of fully paid and non-assessable Voting Common Stock; provided, that such conversion rate shall be subject to adjustment as set forth in Article V(C) and Article V(D) below.

B. Mechanics of Conversion. Before any holder of Series C Preferred Stock shall be entitled to convert or partially convert the same into shares of Voting Common Stock pursuant to Article V(A), the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series C Preferred Stock and shall give written notice by mail, postage prepaid, to the Corporation at its principal executive office, of the election to convert the same and shall state therein the number of shares to be converted and the name or names in which the certificate or certificates for shares of Voting Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver to such holder of Series C Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Voting Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amount payable as the result of a conversion of a fractional share of Voting Common Stock and any accrued or declared but unpaid dividends on the converted Series C Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series C Preferred Stock to be converted, and the person or persons entitled to receive the shares of Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Voting Common Stock as of such date. Upon the surrender by the holder of Series C Preferred Stock of the certificate representing the stock being converted, such shares of Series C Preferred Stock shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatever. If such holder does not convert all of the Series C Preferred Stock represented by the surrendered certificate or certificates, the Corporation shall, as soon as practicable, issue and deliver to such holder a certificate for the number of shares of Series C Preferred Stock not converted.

C. Conversion Rate Adjustments.

1. The Series C Conversion Rate shall be subject to adjustment from time to time after the Original Series C Issue Date as provided in this Article V(C).

2. In the event the Corporation shall at any time after the Original Series C Issue Date issue additional shares of Common Stock without consideration or for a consideration per share less than $0.02058898949 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C Preferred Stock) (the “Series C Conversion Price”), then the Series C Conversion Price shall be reduced, concurrently with such issuance, to the consideration per share received by the Corporation for such issue of the additional shares of Common Stock, and the Series C Conversion Rate shall be increased to an amount determined by dividing (a) the Series C Liquidation Preference per share by (b) the new reduced Series C Conversion Price; provided that if such issuance triggering the adjustment hereunder was without consideration, then the Corporation shall be deemed to have received an aggregate of $.001 of consideration for all such Additional Shares of Common Stock issued or deemed to be issued.

3. In the event the Corporation should at any time or from time to time after the Original Series C Issue Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Voting Common Stock or the determination of holders of Voting Common Stock entitled to receive a dividend without payment of any consideration by such holder for the additional shares of Common Stock (including the additional shares of Voting Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Series C Conversion Rate shall be appropriately adjusted so that the number of shares of Voting Common Stock issuable on conversion of the Series C Preferred Stock shall be increased in proportion to such increase of outstanding shares.

4. If the number of shares of Voting Common Stock outstanding at any time after the Original Series C Issue Date is decreased by a combination of the outstanding shares of Voting Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Series C Conversion Rate shall be appropriately adjusted so that the number of shares of Voting Common Stock issuable on conversion of the Series C Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

D. Recapitalization. If at any time or from time to time there shall be a recapitalization of the Voting Common Stock (other than a subdivision or combination of shares provided for elsewhere in this Article V), provision shall be made so that the holders of the Series C Preferred Stock shall thereafter be entitled to receive upon conversion of the Series C Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Voting Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article V with respect to the rights of the holders of the Series C Preferred Stock after the recapitalization to the end that the provisions of this Article V (including adjustment of the Series C Conversion Rate then in effect and the number of shares issuable upon conversion of the Series C Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

E. No Fractional Shares. No fractional shares of Voting Common Stock shall be issued upon conversion of the Series C Preferred Stock. In lieu of any fractional shares of Voting Common Stock to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board. Whether or not fractional shares of Voting Common Stock would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series C Preferred Stock the holder is at the time converting into shares of Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

F. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series C Conversion Rate pursuant to this Article V, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and cause its chief executive officer or chief financial officer to verify such computation and prepare and furnish to each holder of Series C Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series C Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (1) such adjustment and readjustment, (2) the Series C Conversion Rate at the time in effect, and (3) the number of shares of Voting Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Series C Preferred Stock.

G. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Voting Common Stock solely for the purpose of effecting the conversion of the shares of the Series C Preferred Stock such number of its shares of Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series C Preferred Stock; and, if at any time the number of authorized but unissued shares of Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series C Preferred Stock, in addition to such other remedies as shall be available to the holder of such shares of Series C Preferred Stock, the Corporation will use its best efforts to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes.

H. Notices. Any notice required by the provisions of this Article V to be given to the holders of shares of Series C Preferred Stock shall be deemed given on the date actually delivered or as of three (3) days after it is deposited in the United States mail, first class, postage prepaid, return receipt requested, and addressed to each holder of record at his, her or its address appearing on the books of the Corporation, as the case may be.

ARTICLE VI
VOTING RIGHTS

A. Voting Generally. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series C Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Series C Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the Articles, holders of Series C Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis.

B. Election of Directors. The holders of record of the shares of Series C Preferred Stock, exclusively and as a separate class, shall be entitled to elect five (5) directors of the Corporation (the “Series C Directors”) and the holders of record of the shares of Voting Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation (the “Voting Common Directors”). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If the holders of shares of Series C Preferred Stock or Voting Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which each such group is entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Article VI(B), then any Series C Director or Voting Common Director position not so filled shall remain vacant until such time as the holders of the Series C Preferred Stock or Voting Common Stock, respectively, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by shareholders of the Corporation other than by the shareholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Voting Common Stock and of any other class or series of voting stock (including the Series C Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation, if any. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Article VI(B), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Article VI(B).

C. Series C Preferred Stock Protective Provisions. At any time when shares of Series C Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

1. liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

2. amend, alter or repeal any provision of the Articles or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series C Preferred Stock;

3. create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or increase the authorized number of shares of Series C Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation;

4. (a) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series C Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series C Preferred Stock in respect of any such right, preference, or privilege or (b) reclassify, alter or amend any existing security of the Corporation that is junior to the Series C Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series C Preferred Stock in respect of any such right, preference or privilege;

5. purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (a) redemptions of or dividends or distributions on the Series C Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, or (d) as approved by the Board, including the approval of a majority of the Series C Directors;

6. create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security, lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed Twenty-Five Thousand Dollars ($25,000), except for any such debt security or other indebtedness that (a) has received the prior approval of the Board, including the approval of a majority of the Series C Directors, or (b) arises under that certain Loan, Convertible Preferred Stock and Convertible Senior Secured Note Purchase Agreement entered on or about the date hereof between the Corporation and the lender named therein;

7. create, or hold capital stock or other equity in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

8. increase or decrease the authorized number of directors constituting the Board.

ARTICLE VII
NO DILUTION OR IMPAIRMENT

The Corporation shall not amend its Articles or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action for the purpose of avoiding or seeking to avoid the observance or performance of any of the material terms to be observed or performed hereunder by the Corporation, and will at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the rights of the holders of the Series C Preferred Stock (as contemplated herein) from impairment.

ARTICLE VIII
NOTICES OF RECORD DATE

In the event of:

A. any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

B. any reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any reorganization, merger or consolidation or similar transaction involving the Corporation, or any transfer of all or substantially all of the assets of the Corporation to any other corporation, or any other entity or person, or

C. any voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then and in each such event the Corporation shall mail or cause to be mailed to each holder of Series C Preferred Stock a notice specifying (1) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and a description of such dividend, distribution or right, (2) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (3) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up. Such notice shall be mailed at least thirty (30) days prior to the date specified in such notice on which such action is to be taken.

THIRD, that the foregoing amendment to the Articles was duly approved by the Board as of May 9, 2018 and, pursuant to Section 21-2,154, shareholder approval was not required.

FOURTH, that the undersigned officer of the Corporation acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters are true in all material respects and that this statement is made under the penalties of perjury.

IN WITNESS WHEREOF, Midwest Holding Inc. has caused these Articles of Amendment to be executed by Mark A. Oliver, its Chief Executive Officer, this 28th day of June, 2018.

MIDWEST HOLDING INC.

By:	/s/ Mark A. Oliver
Name: Mark A. Oliver
Title: Chief Executive Officer